EXHIBIT 12

J. C. Penney Company, Inc.

Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited)

($ in millions)	52 Weeks Ended 1/31/09	52 Weeks Ended 2/2/08	53 Weeks Ended 2/3/07	52 Weeks Ended 1/28/06	52 Weeks Ended 1/29/05
Income from continuing operations before income taxes	$910	$1,723	$1,792	$1,444	$1,005

Plus: fixed charges
Interest expense, net	225	153	130	169	223
Add back: interest income included in net interest	32	108	136	111	63
Bond premiums and unamortized costs	-	12	-	18	47
Estimated interest within rental expense	89	75	69	65	55
Capitalized interest	10	10	5	6	4
Preferred stock dividend requirement	-	-	-	-	18

Total fixed charges	356	358	340	369	410
Less: capitalized interest	(10)	(10)	(5)	(6)	(4)
Less: preferred stock dividend requirement	-	-	-	-	(18)

Total earnings available for fixed charges	$1,256	$2,071	$2,127	$1,807	$1,393

Ratio of available income to fixed charges and preferred stock dividends	3.5	5.8	6.3	4.9	3.4